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October 6, 2006


Ms Jill Davis
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549


Dear Ms Davis

LIHIR GOLD LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
FILED JUNE 30, 2005
RESPONSE LETTER DATED SEPTEMBER 21, 2006
FILE NO. 0-26860


Set forth below is the responses of Lihir Gold Limited ("the Company") to comments in the letter from the Staff of Corporate Finance of the Securities and Exchange Commission dated September 21, 2006 regarding the above-referenced materials.

We thank Staff for the teleconference on July 11, 2006 and the beneficial exchange of information.

The Staff's comments are indicated in bold, and are immediately followed by the Company's response thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(VI) DEFERRED MINING COSTS PAGE F-7

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER TWO. PLEASE TELL US AND EXPAND YOUR DISCLOSURE TO DISCUSS WHY YOU BELIEVE PRE-PRODUCTION STRIPPING SHOULD BE AMORTISED USING A DIFFERENT METHODOLOGY AND AMORTISED SEPARATELY FROM YOUR OTHER MINE DEVELOPMENT COSTS.

RESPONSE:

We propose to expand our disclosure under the section, to include

"The Lihir Reserves in the Luise caldera on Lihir Island contains three separate and distinct pits - Minifie pit (largely mined out), the Lienetz pit (the current mining area) and Kapit pit (the future pit). There are also at least two additional potential pits with Resource status (Coastal and Borefields pits). The infrastructure assets associated with the mine development costs will be utilised during the operation of all the pits that are eventually mined in the Luise caldera. The capitalised costs of these common to all pit mine development costs are amortised over the contained ounces of gold in the current published Reserves on any balance date. The second category of expenditure is mine development costs associated with the waste mining in advance of ore production and relates only to the that particular pit. Waste costs are therefore apportioned to revenue associated with the pit only as it more accurately reflects the economics associated with winning the revenue from the gold contained."

CONCLUSION

If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir Gold in Australia on +61 7 3318 3318 or Facsimile
+61 7 3318 9203 and +675 986 4018.


Very Truly Yours


/s/ Paul Fulton
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Paul Fulton
Chief Financial Officer
Lihir Gold Limited